PIMCO Variable Insurance Trust

Supplement Dated May 13, 2016 to the Administrative Class Prospectus, Institutional Class Prospectus, and Advisor Class and Class
M Prospectus, each dated April 29, 2016, as supplemented (the
Prospectuses)

Disclosure Regarding the PIMCO Total Return Portfolio (the Portfolio)

The Portfolio invests primarily in investment-grade debt securities, but may invest up to 20% of its total assets in high yield securities (junk bonds) rated B or higher by Moodys Investors Service, Inc. (Moodys), or equivalently rated by Standard & Poors Ratings Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by Pacific Investment Management Company LLC (PIMCO) to be of comparable quality (except that within such 20% limitation, the Portfolio may invest in mortgage-related securities rated below B).

Investors Should Retain This Supplement For Future Reference